             Report of Independent Registered Public Accounting Firm

The Board of Directors
MACC Private Equities Inc. and subsidiary
   and
The Securities and Exchange Commission:

We have examined management's assertion, included in the accompanying Management
Assertion Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940,  that MACC Private  Equities  Inc.  and  subsidiary  (the  Company)
complied with the  requirements  of subsections  (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 6, 2007. Management is
responsible  for  the  Company's   compliance  with  those   requirements.   Our
responsibility  is to express an opinion  on  management's  assertion  about the
Company's compliance based on our examination.

Our  examination  was conducted in  accordance  with the standards of the Public
Company Accounting  Oversight Board (United States) and,  accordingly,  included examining,  on a test basis,  evidence about the Company's compliance with those requirements and performing such other procedures as we considered  necessary in the  circumstances.  Included  among our  procedures  were the  following  tests performed  as of August 6, 2007,  and with  respect  to  agreement  of  security purchases  and  sales,  for  the  period  May 2,  2007  (the  date  of our  last examination), through August 6, 2007:

•    Count and inspection of all  securities  located in the vault of US Bank in
     Cedar Rapids, Iowa

•    Reconciliation  of all such  securities  to the  books and  records  of the
     Company

•    Confirmation of selected security  transactions  since the date of our last report

•    Vouching of proceeds from certain sales  transactions since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal  determination on the Company's  compliance with specified requirements.

In our  opinion,  management's  assertion  that MACC Private  Equities  Inc. and subsidiary  complied with the  requirements  of subsections  (b) and (c) of rule
17f-2 of the Investment Company Act of 1940 as of August 6, 2007 with respect to securities  reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the
Board  of  Directors  of MACC  Private  Equities  Inc.  and  subsidiary  and the
Securities  and Exchange  Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                   /s/KPMG LLP

Des Moines, Iowa
August 20, 2007

                           MACC PRIVATE EQUITIES INC.

August 6, 2007

KPMG LLP
2500 Ruan Center
Des Moines, IA 50309

Ladies and Gentlemen:

RE:  Management Assertion Regarding Compliance with
     Certain Provisions of the Investment Company Act of 1940

MACC Private Equities Inc. is responsible for complying with the requirements of subsections  (b) and (c) of Rule 17f-2,  "Custody of  Investments  by Registered
Management  Investment  Companies," of the Investment Company Act of 1940. It is
also responsible for establishing and maintaining an effective  internal control structure over compliance with Rule 17f-2 requirements.

MACC Private  Equities Inc. has performed an evaluation of its  compliance  with the  requirements  of subsections (b) and (c) of Rule 17f-2 as of August 6, 2007 for the period May 2, 2007 through August 6, 2007. Based on this evaluation,  it has  determined  that MACC  Private  Equities  Inc. was in  compliance  with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment  Company
Act of 1940 as of August 6, 2007,  with respect to  securities  reflected in the investment accounts of MACC Private Equities Inc. with the following exception:

     •    A warrant  included in the schedule of  investments  for one portfolio company was not located in the vault. The warrant was misplaced during delivery of the  certificate.  MACC is  planning on waiting  until the warrant is exercised to carry out the legal proceedings to replace the warrant. This warrant has a cost and valuation of $0.

Very truly yours,

MACC PRIVATE EQUITIES INC.

By:   /s/ David R. Schroder
      David R. Schroder, President

      /s/ Marilyn Benge
      Marilyn Benge, Controller

101 Second Street SE, Suite 800-Cedar Rapids, Iowa 52401-(319 363-8249-(319) 363-9683 Fax